                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          Tender Offer Statement Under
                       Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934
                                (Amendment No. 2)*

                              CASTLE & COOKE, INC.
                       (Name of Subject Company (issuer))

                   CASTLE ACQUISITION COMPANY, INC. - Offeror
                CASTLE & COOKE HOLDINGS, INC. - Parent of Offeror
              FLEXI-VAN LEASING, INC. - Indirect Parent of Offeror
         DAVID H. MURDOCK - Sole Shareholder of Flexi-Van Leasing, Inc.
 (Name of Filing Persons (identifying status as offeror, issuer or other person)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                 Roberta Wieman
                            10900 Wilshire Boulevard
                          Los Angeles, California 90024
                            Telephone: (310) 208-6055
            (Name, address and telephone numbers of person authorized
       to receive notices and communications on behalf of filing persons)

                                   Copies to:

                             Peter J. Tennyson, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                    695 Town Center Drive, Seventeenth Floor
                        Costa Mesa, California 92626-1924
                            Telephone: (714) 668-6200

                            CALCULATION OF FILING FEE
---------------------------------------- ---------------------------------------
       Transaction valuation*                    Amount of filing fee
---------------------------------------- ---------------------------------------
---------------------------------------- ---------------------------------------
         $256,606,099.75                             $51,321.22
---------------------------------------- ---------------------------------------


* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 13,330,187 shares of common stock, having no par value, at a price per share of $19.25 in cash. Such number of shares represents all of the Shares outstanding as of May 19, 2000, MINUS the shares already beneficially owned by Offeror and its affiliates, PLUS the number of options outstanding on May 19, 2000 that according to the Agreement and Plan of Merger, dated May 19, 2000, must be accelerated, MINUS the options already owned by David H. Murdock that according to the Agreement and Plan of Merger, dated
May 19, 2000, will be cancelled.


|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:   $49,321.70
                           --------------------
Form or Registration No.: 005-45783
                         ----------------------

Filing Party:  David H. Murdock
             ----------------------------------
Date Filed:    May 31, 2000
             ----------------------------------


(2) Amount Previously Paid:   $1,999.52
                           --------------------
Form or Registration No.: 005-45783
                         ----------------------

Filing Party:  David H. Murdock
             ----------------------------------
Date Filed:    June 22, 2000
             ----------------------------------

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

| |      third-party tender offer subject to Rule 14d-1.
|X|      issuer tender offer subject to Rule 13e-4.
|X|      going-private transaction subject to Rule 13e-3.
|X|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

================================================================================
CUSIP No. 148433105                13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           David H. Murdock
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                           OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                           /  /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                           U.S.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           4,616,977
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           O
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           4,616,977
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           O
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    4,616,977
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           27.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                            IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


================================================================================
CUSIP No. 148433105                13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Flexi-Van Leasing Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                           OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                           Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           4,501,310
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           O
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           4,501,310
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           O
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    4,501,310
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           26.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                           CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


================================================================================
CUSIP No. 148433105                13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Castle Acquisition Company, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                           OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                           Hawaii
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           O
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           O
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           O
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           O
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    O
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           O.O%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                           CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!



================================================================================
CUSIP No. 148433105                13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Castle & Cooke Holdings, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                           OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                           Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           O
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           O
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           O
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           O
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    O
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           0.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                           CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (which together with Amendment No. 1 to the Tender Offer Statement constitute the "Tender Offer Statement") filed by Castle Acquisition Company, Inc., a Hawaii corporation ("Purchaser") and a wholly owned subsidiary of Castle & Cooke Holdings, Inc., a Delaware corporation ("Parent") and a wholly owned subsidiary of Flexi-Van Leasing, Inc., a Delaware corporation ("FLX") which is 100% owned by David H. Murdock ("Mr. Murdock," and together with Purchaser, Parent and FLX, the "Filing Persons") relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, having no par value (the "Shares"), of Castle & Cooke, Inc., a Hawaii corporation (the "Company"), at an increased purchase price of $19.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2000 (the "Original Offer to Purchase") as supplemented by the First Supplement, dated June 28, 2000, to Offer to Purchase dated May 31, 2000 (the "First Supplement," which together with Original Offer to Purchase constitute the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the "Offer").

         The information set forth in the exhibits identified in Item 12 and attached hereto is incorporated herein by reference with respect to Items 1-9, 11 and 13.

         All capitalized terms used herein and not otherwise defined shall have the meanings given to those terms in the Offer to Purchase.


Item 11. ADDITIONAL INFORMATION

         CERTAIN FINANCIAL PROJECTIONS


         With respect to any financial information, including projected financial information of the Company that is included in the Offer to Purchase and is in response to this item, it is the Filing Persons' belief that the Company's disclaimer as to the accuracy of such projected information is not a disclaimer of the accuracy of any historical financial information upon which the projected financial information is based. Further the Company's disclaimer as to financial projections emphasizes that such projections are inherently dependent on the assumptions used and are not a representation that particular results will in fact be achieved.


Item 13  INFORMATION REQUIRED BY SCHEDULE 13E-3

         Item 8            Fairness of the Transaction.

Information previously provided in response to this item is hereby supplemented by the following:

         SUBSTANTIVE FACTORS

         The Filing Persons believe that the terms and conditions of the Offer and the Merger are substantively fair to the Company and to shareholders unaffiliated with the Filing Persons. They base this belief on the following factors:

          - CURRENT AND HISTORICAL MARKET PRICES. Shareholders who accept the Offer will sell their Shares for cash at a price presenting a premium of approximately 59% over the closing market price of the Shares on March 29, 2000. This will provide a source of liquidity not otherwise available, and will eliminate the shareholders' exposure to fluctuations in market value of the Shares. In addition, the Offer will allow shareholders to pursue other investment alternatives. An investment in the Company on December 27, 1995 (the first day it traded as a public company) would have yielded a negative return or loss of 29% as of December 31, 1999. An investment during the same time period in S&P500 or NASDAQ would have yielded a positive return or gain of 155% or 293%, respectively.


          -    GOING CONCERN VALUE. The Filing Persons considered the
               Company's going concern value as a public company in the absence of an offer to acquire the Company and determined that the Original Offer to Purchase was at a significant premium to the likely near term trading range of the Company's stock based on the Company's near term prospects. In connection with its consideration of the matter, the Filing Persons reviewed a segment valuation analysis, assuming the Company remained public, provided by Deutsche Bank, financial advisor to Mr. Murdock and FLX. A summary of this analysis is given in the Original Offer to Purchase. This analysis showed a per share value range of $4.27 to $7.64, implying a discount of 64.6% to 36.7% to the Company's stock price before the announcement of the proposed acquisition.

          - PRICES PAID IN PREVIOUS PURCHASES. This was not considered a material factor by the Filing Persons since they have not conducted any prior stock purchases of the common stock of the Company within the past two years.


          - GOING PRIVATE TRANSACTION PREMIA ANALYSIS. As more fully described in the Original Offer to Purchase, Deutsche Bank provided an analysis regarding transaction premia experienced in certain "going private" transactions. Deutsche Bank's analysis showed that the premium implied by a $17.00 per share offer exceeded the median premia for the selected "going private" transactions.





          - LIQUIDATION VALUE. The Filing Persons considered liquidation of the Company but rejected it as an alternative because of the length of time, transaction costs, and uncertainty involved.


          - NET BOOK VALUE. Net book value was not a significant factor considered by the Filing Persons in formulating the Offer, and, like liquidation value, was given little or no weight by the Filing Persons due to the impracticality and uncertainty of realizing upon it and the fact that (i) book value has not been reflected in the Company's historical stock market prices and (ii) book value does not relate to the estimated fair values of underlying business segments. Subsequent to the Original Offer to Purchase the Plaintiffs in the class action lawsuits filed to challenge the Original Offer to Purchase focused extensively on book value or net asset value per share and there has been public commentary by analysts about such values. The Filing Persons continue to believe that the net book value per share is not the appropriate basis to value the Shares and believe the historical market prices for the Shares, as well as the analyses conducted by Mr. Murdock's and FLX's financial advisor, Deutsche Bank, and the separate analysis conducted by the Special Committee's financial advisor, Bear Stearns, support their view.

          - FAIRNESS OPINION OF BEAR STEARNS. The Filing Persons considered the fact that Bear Stearns, financial advisor to the Special Committee, delivered its opinion to the effect that the consideration in the Original Offer to Purchase was fair from a financial point of view to the Company's shareholders, other than FLX and its affiliates.



          - FIRM OFFERS BY UNAFFILIATED PERSONS. The Filing Persons did not consider this as a factor since they were not aware of any firm offers from unaffiliated persons within the last two years.



               IN CONSIDERING THE FINANCIAL ANALYSES PROVIDED BY DEUTSCHE BANK, THE FILING PERSONS NOTED THAT DEUTSCHE BANK HAS NOT ACTED AS FINANCIAL ADVISOR TO THE COMPANY, THE COMPANY BOARD OR THE SPECIAL COMMITTEE. DEUTSCHE BANK WAS NOT REQUESTED TO, AND DID NOT, RENDER AN OPINION WITH RESPECT TO THE FAIRNESS OF THE TRANSACTION OR THE CONSIDERATION TO BE PAID IN THE OFFER AND MERGER, OR AS TO VALUATION OR OTHERWISE. DEUTSCHE BANK CAUTIONED THE FILING PERSONS THAT ITS ANALYSES DO NOT CONSTITUTE A RECOMMENDATION TO THE COMPANY OR ITS SHAREHOLDERS AS TO THE TRANSACTION, AS TO WHETHER SHAREHOLDERS SHOULD TENDER THEIR SHARES, OR AS TO HOW THEY SHOULD VOTE WITH RESPECT TO THE TRANSACTION, AND SHOULD NOT BE RELIED ON AS A BASIS FOR ANY INVESTMENT DECISION.



               In deciding to increase the Offer price, the Filing Persons considered these matters again and noted the absence of any competing proposals for an acquisition of the Company or its assets since the Original Offer to Purchase was annouced. They continue to believe the terms and conditions of the Original Offer to Purchase, the First Supplement and the Merger are fair to the shareholders of the Company not affiliated with the Filing Persons.





         PROCEDURAL FACTORS

         The Filing Persons believe the that the terms and conditions of the Offer and the Merger are procedurally fair to the Company and to shareholders unaffiliated with the Filing Persons, based on the following:

          - APPROVAL OF SECURITY HOLDERS. The terms of the Offer explicitly require as a minimum condition to the consummation of the Offer and Merger that more than 75% of the Shares held by security holders unaffiliated with the Filing Persons be tendered prior to the expiration of the Offer (the "Minimum Condition"). The Offer also provides that the Minimum Condition may be waived by the Filing Persons, but not without consulting with the Special Committee. In addition, Filing Persons cannot waive the Minimum Condition if they would hold less than a majority of the Shares following the acceptance of Shares, without the express written consent of the Company.



          - UNAFFILIATED REPRESENTATIVE. The Filing Persons believe that there was no need to retain any additional unaffiliated representatives to act on behalf of the shareholders (excluding the Filing Persons), since the unaffiliated status of the members of the Special Committee and the retention by the Special Committee of its own independent legal counsel and financial advisor permitted the Special Committee to effectively represent the interests of such shareholders.



          - APPROVAL OF DIRECTORS. The Offer and Merger were approved by a majority of the Company Board who were not affiliated with any of the Filing Persons. In addition, the Special Committee, which consisted of independent directors appointed to represent the interests of the Company's shareholders, other than the Filing Persons, and which was represented by its own independent legal counsel and advised by its own financial advisor, unanimously determined that the terms of the Offer and Merger, including the increase in the Offer price to $19.25 and the other terms set forth in the First Supplement are fair to the shareholders, other than to the Filing Persons, and recommended to the Company Board that the Offer and Merger as revised be approved.



               The foregoing discussion concerning the material factors considered by the Filing Persons in concluding that the Offer and Merger, as revised, are fair to the unaffiliated shareholders, is not intended to replace the discussion of the factors set forth in the Original Offer to Purchase, but only supplements such discussion. As a result, the foregoing discussion is not a complete list of the factors considered by the Filing Persons and must be read together with the Original Offer to Purchase.


         RECOMMENDATION OF THE COMPANY BOARD AND SPECIAL COMMITTEE


         All recommendations by the Company Board and the Special Committee to the effect that the Offer and Merger are fair to and in the best interest of the shareholders of the Company, mean to the shareholders which are unaffiliated with the Filing Persons.

         Item 9.  Reports, Opinions, Appraisals and Negotiations.

         BEAR STEARNS' ANALYSIS


         Bear Stearns' written opinion that the consideration set forth in the Offer is fair from a financial point of view to the shareholders, other than the Filing Persons, which opinion is attached to the Original Offer to Purchase as Exhibit A, also contains a limiting statement that it is intended solely for the benefit and use of the Special Committee. Bear Stearns was not retained by and did not report to the Filing Persons, but to the Special Committee, and the Special Committee accepted the fairness opinion with such limiting statement. The Filing Persons express no position as to whether such limiting statement would be recognized by a court of competent jurisdiction as a valid defense to any claim brought by a shareholder, but in any case, no such limiting statement affects the rights and responsibilities of the Company Board under applicable law, or of the Company Board or Bear Stearns under federal securities laws.


         Item 10. Source and Amount of Funds or Other Consideration.


         As discussed in the First Supplement, the Filing Persons have obtained a financing commitment for a bridge loan that covers the increased offer price. No alternative financing plan exists other than as stated in the First Supplement.



Item.12. EXHIBITS

Item 12 of the Tender Offer Statement is supplemented by adding the following information thereto:

99(a)(18)     First Supplement, dated June 28, 2000, to Offer to Purchase dated May 31, 2000

99(a)(19)     Revised Form of Letter of Transmittal

99(a)(20)     Revised Form of Notice of Guaranteed Delivery

99)(a)(21) Revised Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees

99(a)(22)     Revised Form of Letter to Our Clients

99(a)(23)     Letter from Flexi-Van Leasing, Inc. to the Shareholders of
              Castle & Cooke, Inc. dated June 28, 2000

99(c)(5) Appendix C of Presentation of Bear Stearns & Co., Inc. dated May 19, 2000 (a Confidential Treatment Request was filed with the SEC with respect to this Appendix) (which request has been denied)

99(d)(4) Amendment to Agreement and Plan of Merger dated June 27, 2000, among Purchaser, Parent, FLX and the Company (included as Exhibit A to the First Supplement to Offer to Purchase)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2000

                           CASTLE ACQUISITION CORPORATION, INC.

                           By: /s/ DAVID H. MURDOCK
                               --------------------------------------
                                  Name:  David H. Murdock
                                        -----------------------------
                                  Title: Chairman of the Board, CEO & President
                                        ----------------------------------------


                           CASTLE & COOKE HOLDINGS, INC.

                           By: /s/ DAVID H. MURDOCK
                               --------------------------------------
                                  Name:  David H. Murdock
                                        -----------------------------
                                  Title: Chairman of the Board, CEO & President
                                        ----------------------------------------


                           FLEXI-VAN LEASING, INC.

                           By: /s/ DAVID H. MURDOCK
                               --------------------------------------
                                  Name:  David H. Murdock
                                        -----------------------------
                                  Title: Chairman of the Board & CEO
                                        ----------------------------------------

                           DAVID H. MURDOCK

                           /s/ DAVID H. MURDOCK
                           ------------------------------

                                       3